United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2016

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No ☒

Announcement | Lisbon | 25 February 2016

Material fact disclosed by Oi

PHAROL, SGPS S.A. hereby informs on the Material fact disclosed by Oi, S.A., according to the company’s announcement attached hereto.

PHAROL, SGPS S.A.

Public company	PHAROL is listed on the	Luis Sousa de Macedo
Share capital Euro 26,895,375	Euronext (PHR). Information	Investor Relations Director
Registered in the Commercial	may be accessed on Bloomberg	ir@pharol.pt
Registry Office of Lisbon	under the symbol PHR PL.	Tel.: +351 212 697 698
and Corporation no. 503 215 058		Fax: +351 212 697 949

pharol.pt

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Public-Held Company

MATERIAL FACT

Oi S.A. (“Oi”), in accordance with Art. 157, paragraph 4 of Law No. 6,404/76 and in furtherance with the Material Facts disclosed on October 26 and 30, 2015, hereby informs its shareholders and the market in general that LetterOne Technology (UK) LLP (“L1 Technology”) has issued a press release stating that it has been informed by TIM that TIM does not wish to enter into further discussions about a business combination with Oi in Brazil.

L1 Technology’s press release stated that, without TIM’s participation, L1 Technology can’t now proceed with the proposed transaction as previously envisaged.

Attached is the full version of the Press Release disclosed by L1 Technology.

Given this information, Oi will evaluate the impact of this announcement on the possibility of consolidation of the Brazilian market.

Oi will continue to undertake its efforts towards operational improvements and business transformation focusing on austerity, infrastructure optimization, revisions of procedures and commercial actions.

Oi will maintain its shareholders and the market informed with respect to any relevant event related to the foregoing.

Rio de Janeiro, February 25, 2016.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

L1 Technology updates on talks over proposed merger between TIM and Oi in Brazil

February 25, 2016: LetterOne Technology (UK) LLP (“L1 Technology”), updates on discussions on the proposed merger involving a potential combination with TIM Participações S.A. (TIM) and Oi S.A. (“Oi”), which would have created a well- positioned telecommunications operator to compete against global players already operating in Brazil.

Over the last four months L1 Technology has explored proposals to develop viable structuring and financing options that would have enabled Oi to participate in any consolidation with TIM.

There have been extensive talks with many stakeholders in Brazil, and talks with TIM, and L1 Technology thanks them all for the interest they have shown.

L1 Technology has been informed by TIM that — whilst it thanks L1 Technology for its approach - it does not wish to enter into further discussions, about the facilitation of a merger between Oi and TIM in Brazil.

L1 Technology’s approach was to unlock the potential of this envisaged telecoms deal through a structure within which all companies were aligned. However, without TIM’s participation, L1Technology can’t now proceed with the proposed deal as previously envisaged.

Despite a challenging macro environment, LetterOne is interested in investing in Brazil: a country with good long-term growth potential.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2016

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.